UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12619C101
(CUSIP Number)

John Pappajohn c/o Equity Dynamics Inc. 666 Walnut Street, Suite 2116 Des Moines, IA 50309 (515) 244-2346
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See  § 240.13d-7 for other parties to whom copies are to be sent.

_______________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS: JOHN PAPPAJOHN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		13,019,536

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,019,536

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,019,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

ITEM 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

ITEM 2. Identity and Background.

(a)           The name of the reporting person is Mr. John Pappajohn (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, IA 50309.

(c)           The Reporting Person is the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.   The consideration used in making the purchases described in Item 4 of this Schedule 13D were personal funds of the Reporting Person.

ITEM 4. Purpose of Transaction.

On July 25, 2010, the Reporting Person loaned the Issuer $250,000 in exchange for a secured promissory note.  The Reporting Person also received a warrant to purchase up to 250,000 shares of the Issuer’s common stock (the “July 2010 Warrant”) in connection with the loan.  The note and the 2010 Warrant were issued pursuant to a Bridge Note and Warrant Purchase Agreement (the “2010 Purchase Agreement”), dated June 3, 2010, between the Issuer and the Reporting Person.  The Reporting Person had purchased the first of the two $250,000 notes (collectively, the “2010 Notes”) contemplated under the 2010 Purchase Agreement on June 3, 2010.  The 2010 Notes both have a maturity date of December 2, 2010 and accrue interest at a rate of 9% per annum, which is payable together with the repayment of the principal amount at the earliest of (i) the maturity date; (ii) prepayment of the note at the option of the Issuer, (iii) closing of a financing in which the aggregate proceeds to the Issuer are not less than $3,000,000 or (iv) the occurrence of an Event of Default (as defined in the 2010 Notes).  The 2010 Purchase Agreement and the 2010 Notes grant the Reporting Person a senior security interest in and to all of the Issuer’s existing and future right, title and interest in its tangible and intangible property. The exercise price of the July 2010 Warrant is $0.50 per share.

As of July 25, 2010, the Reporting Person and the Issuer entered into an agreement pursuant to which the Issuer granted the Reporting Person the right to convert the 2010 Notes into shares of common stock at a conversion price of $0.50 per share.  The 2010 Notes are therefore immediately convertible into 1,000,000 shares of Common Stock.

On March 3, 2010, the Reporting Person, a member of the Issuer’s Board of Directors, was granted an option to purchase 250,000 shares of Common Stock at an exercise price of $0.55 per share, which vests in 36 equal monthly installments commencing on March 3, 2010.

On February 23, 2010 the Reporting Person exercised a warrant to purchase 2,333,333 shares of Common Stock (referred to as the “June 2009 Investment Warrant” below) and was issued 1,720,910 shares of Common Stock in a net issue exercise of such warrant.

 On August 26, 2009, the Issuer completed an equity financing transaction yielding gross proceeds of approximately $2 million.  Pursuant to the terms of the June 2009 Investment Note (described below) held by the Reporting Person, (i) such note was therefore automatically converted into 3,333,334 shares of Common Stock and (ii) the Reporting Person received a five year non-callable warrant to purchase 1,666,667 shares of Common Stock at an exercise price of $0.30 per share (the “August 2009 Conversion Warrant”).

 In connection with the August 26, 2009 equity financing, the Reporting Person invested $1,000,000 in the Issuer.  In exchange for this investment, the Reporting Person received an additional 3,333,333 shares of Common Stock and a five year non-callable warrant to purchase 1,666,667 shares of Common Stock at an exercise price of $0.30 per share (the “August 2009 Investment Warrant”).  This terms of this investment were identical to the terms received by all other investors in the Issuer’s private placement that closed on August 26, 2009, December 24, 2009, December 31, 2009 and January 4, 2010.

On June 12, 2009, the Issuer and the Reporting Person entered into a Bridge Note and Warrant Purchase Agreement (the “2009 Purchase Agreement”), pursuant to which the Reporting Person purchased a secured convertible promissory note in the principal amount of $1,000,000 from the Issuer (the “June 2009 Investment Note”).  In order to induce the Reporting Person to purchase the June Investment Note, the Issuer issued to the Reporting Person a warrant to purchase up to 2,333,333 shares of Common Stock (the “June 2009 Investment Warrant ”) and issued to relatives of the Reporting Person warrants to purchase up to a total of 1,000,000 shares, all at a purchase price equal to $0.30 per share.  As described above, the June 2009 Investment Warrant was exercised by the Reporting Person on a net issue exercise basis on February 23, 2010 for an aggregate of 1,720,910 shares of Common Stock.

 The June 2009 Investment Note had provided that the principal amount of $1,000,000 together with a single premium payment of $90,000, was due and payable, unless sooner converted into shares of Common Stock (as described below), upon the earlier to occur of: (i) a declaration by the Reporting Person on or after June 30, 2010 that such amounts were due and payable or (ii) an event of default as defined in the June 2009 Investment Note.  The June 2009 Investment Note had been secured by a lien on substantially all of the Issuer’s assets (including all intellectual property).  In the event of a liquidation, dissolution or winding up of the Issuer, unless the Reporting Person informed the Issuer otherwise, the Issuer would have been required to pay the Reporting Person an amount equal to the product of 250% multiplied by the then outstanding principal amount of the June 2009 Investment Note and the premium payment.

 The June 2009 Investment Note had also contained a provision that, in the event the Issuer consummated an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted) with the principal purpose of raising capital, the then outstanding principal amount of the June 2009 Investment Note (but excluding the premium payment, which was to be repaid in cash at the time of such equity financing) would be automatically converted into the securities issued in the equity financing by dividing such amount by the per share price paid by the investors in such financing.  As described above, the June 2009 Investment Note was automatically converted into 3,333,334 shares of Common Stock as a result of the August 26, 2009 equity financing.

ITEM 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

(a)           As of the date of this filing, the Reporting Person beneficially owns 13,019,536 shares of Common Stock of the Issuer, which represents approximately 21.5% of a total of 56,023,921 shares of Common Stock of the Issuer outstanding as of July 27, 2010 (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).    Of the 13,019,536 shares beneficially owned by the Reporting Person, he owns 8,387,578 shares directly and the remainder indirectly, as follows:  (i) 1,000,000 shares are issuable upon conversion of convertible notes, (ii) 3,583,334 shares are issuable upon exercise of warrants and (iii) 48,624 shares are issuable upon exercise of vested options.

(b)           The Reporting Person may be deemed to hold sole power to vote and to dispose of the 13,019,536 shares of the Issuer’s Common Stock described in (a) above.

(c)           The Reporting Person had purchased a 2010 Note in the aggregate principal amount of $250,000 under the 2010 Purchase Agreement on June 3, 2010, as further described in Item 4 above.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this to Schedule 13D.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the arrangements discussed in Item 4 of this Schedule 13D, the discussion of which is incorporated by reference herein, and other than an agreement by the Issuer to enter into a registration rights agreement with the Reporting Person covering the securities issuable upon exercise of the 2010 Warrant, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be filed as Exhibits.

None.

CUSIP NO. 12619C101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2010

/s/ John Pappajohn
JOHN PAPPAJOHN